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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Virtual Radiologic Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92826B 10 4
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92826B 10 4	13G	Page	1	of	5	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduard Michel, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,031,692

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,031,692

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,031,692

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.1%

12	TYPE OF REPORTING PERSON*

	IN

Item 1(a): Name of Issuer:
Virtual Radiologic Corporation
Item 1(b): Address of Issuer’s Principal Executive Offices:
5995 Opus Parkway, Suite 200
Minnetonka, MN 55343
Item 2(a): Name of Person Filing:
Eduard Michel, M.D.
Item 2(b): Address of Principal Business Office or, if None, Residence:
5995 Opus Parkway, Suite 200

Minnetonka, MN 55343
Item 2(c): Citizenship:
United States
Item 2(d): Title of Class of Securities:
Common Stock
Item 2(e): CUSIP Number
92826B 10 4
Item 3:     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable
Item 4:     Ownership:
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 1,031,692

(b)	Percent of class: 6.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 1,031,692

(ii)	Shared power to vote or direct the vote:

(iii)	Sole power to dispose or direct the disposition of: 1,031,692

(iv)	Shared power to dispose or direct the disposition of:

Item 5: Ownership of Five Percent or Less of a Class:
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6: Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable
Item 8: Identification and Classification of Members of the Group:
Not applicable
Item 9: Notice of Dissolution of Group:
Not applicable
Item 10: Certification:
Not applicable

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/16/09

Date

/s/ Eduard Michel

Signature

Eduard Michel, MD/Medical Director

Name/Title